UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022
Commission File Number: 001-35627

MANCHESTER UNITED PLC

(Translation of registrant’s name into English)

Old Trafford

Manchester M16 0RA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

Patrick Stewart has been appointed to the Manchester United plc Board of Directors. Patrick is the Company’s Chief Legal Officer / General Counsel and has been with Manchester United since 2006. He is responsible for managing all of the Company's legal and regulatory affairs as well as its relationships with football stakeholders. Having been nominated by the European Club Association, Patrick was appointed as an arbitrator at the Court of Arbitration for Sport in Switzerland in 2018. Prior to joining the Company, he worked for two leading UK commercial law firms and TEAM Marketing AG, the Swiss sports marketing agency responsible for selling the commercial rights to the UEFA Champions League. Patrick studied at the University of Glasgow and the Johannes Gutenberg-Universität Mainz (Germany) and received a Bachelor of Laws (Honours) Degree in 1994, before qualifying as a solicitor in 1997.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2022

MANCHESTER UNITED PLC

By:	/s/ Cliff Baty
Name: Cliff Baty
Title: Chief Financial Officer